Electra Meccanica Obtains $2,500 Consumer Rebate Designation from the Oregon Clean Vehicle Rebate Program

Participation in Clean Vehicle Rebate Program Reduces Retail Price of SOLO EV in Oregon to $13,750

VANCOUVER, British Columbia, May 20, 2019 (GLOBE NEWSWIRE) -- Electra Meccanica Vehicles Corp. (NASDAQ: SOLO) (“Electra Meccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced that the Company has received approval to participate in the Oregon Clean Vehicle Rebate Program, which will provide consumers who purchase a new SOLO EV in Oregon with a $2,500 per vehicle rebate.

The Oregon Clean Vehicle Rebate Program (CVRP) offers a cash rebate for Oregon drivers who purchase or lease electric vehicles. It is not a tax credit. The program is designed to reduce vehicle emissions by encouraging more Oregonians to purchase or lease electric vehicles rather than gas vehicles.

The CVRP is part of the Go Electric Oregon initiative, which aims to have at least 50,000 registered electric vehicles on Oregon roads by 2020. Interested readers can view the list of eligible vehicles by clicking here.

“We are delighted to have been granted a $2,500 consumer rebate designation in the State of Oregon on the heels of our recent California rebate designation, where consumers are currently eligible for a $900 rebate,” said Jerry Kroll, CEO of Electra Meccanica. “This rebate reduces the retail price of a new SOLO in Oregon to just $13,750 – making it the least expensive yet most exhilarating EV in its class while remaining accessible to many Oregonians. The State of Oregon has stood out as a leader in the fight against climate change and we look forward to selling our vehicles throughout the state.”

About Electra Meccanica Vehicles Corp.

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released May 20, 2019